UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Axtive Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05462 R1 00

(CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box    ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05462 R1 00	PAGE 2 OF 5 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Graham C. Beachum II

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,967,500 8. Shared Voting Power 0 9. Sole Dispositive Power 4,967,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,967,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 20.7%

14.	Type of Reporting Person IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Item 1. Security and Issuer.

This Schedule 13D (this “Filing”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of Axtive Corporation, a Delaware corporation formerly known as Edge Technology Group, Inc. (the “Company”), which has its principal executive offices located at 1445 Ross Avenue, Suite 4500, Dallas, Texas 75202. The purpose of this Filing is to reflect the beneficial ownership of Common Stock by Graham C. Beachum II (the “Reporting Person”).

Item 2. Identity and Background.

(a)	Graham C. Beachum II
(b)	1445 Ross Avenue, Suite 4500, Dallas, Texas 75202
(c)	Graham C. Beachum II is the President and Chief Executive Officer of the Company.
(d)	Graham C. Beachum II has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Graham C. Beachum II has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Graham C. Beachum II is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On January 19, 2001, the Reporting Person was granted options to purchase 1,500,000 shares of Common Stock at an exercise price of $1.50 per share. The options vest in five annual installments: options to purchase 500,000 shares of Common Stock became exercisable on January 19, 2001; options to purchase 156,250 shares of Common Stock became exercisable on January 19, 2002; options to purchase 281,250 shares of Common Stock became exercisable on January 19, 2003; options to purchase 281,250 shares of Common Stock will become exercisable on January 19, 2004; and options to purchase 281,250 shares of Common Stock will become exercisable on January 19, 2005. Unless exercised, the options will expire on January 19, 2011. Accordingly, options to purchase 937,500 shares of Common Stock are reflected in the Reporting Person’s total beneficial ownership.

On May 23, 2003, the Reporting Person was granted options to purchase 6,045,000 shares of Common Stock at an exercise price of $0.10 per share. The options vest in three annual installments: options to purchase 4,030,000 shares of Common Stock became exercisable on May 23, 2003; options to purchase 1,007,500 shares of Common Stock will become exercisable on May 23, 2004; and options to purchase 1,007,500 shares of Common Stock will become exercisable on May 23, 2005. Unless exercised, the options will expire on May 23, 2013. Accordingly, options to purchase 4,030,000 shares of Common Stock are reflected in the Reporting Person’s total beneficial ownership.

Item 4. Purpose of Transaction.

Other than as described above, the Reporting Person does not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5. Interest in Securities of the Issuer.

(a)	The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of the outstanding Common Stock such shares represent:

Name	Shares	Percentage
Graham C. Beachum II	4,967,500	20.7%

Includes options to purchase an aggregate of 4,967,500 shares of Common Stock, which are currently exercisable. The percentage calculation is based upon 19,039,622 shares of Common Stock outstanding on May 23, 2003, which is the number of shares of Common Stock reported in the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002, and filed with the Commission on November 14, 2002.

(b)	The Reporting Person has sole voting and dispositive power over 4,967,500 shares of Common Stock (which includes options to purchase an aggregate of 4,967,500 shares of Common Stock, which are currently exercisable).

(c)	See Item 3.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to that certain Acknowledgement of Discharge of Indebtedness, Release of Claims and Agreement, dated as of May 22, 2003, by and among the Reporting Person, the Company, and Graham C. Beachum III (the “Acknowledgement”), the Reporting Person and Graham C. Beachum III acknowledged and agreed that certain scheduled indebtedness owing from the Company to either of the Reporting Person or Graham C. Beachum III was discharged in full as the date thereof. Pursuant to the Acknowledgement, the Reporting Person and Graham C. Beachum III also released the Company and its affiliates from any and all claims, liability, losses, and damages with respect to all obligations, covenants, or commitments of the Company to or in favor of either of the Reporting Person or Graham C. Beachum III arising under such indebtedness. Such acknowledgment and release were granted as partial consideration for the Company’s issuance of shares of the Company’s Series A Convertible Preferred Stock, $0.01 par value per share, to Graham C. Beachum III pursuant to that certain Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among the Company, Graham C. Beachum III, and certain other persons.

Item 7. Material to be Filed as Exhibits.

1.	Acknowledgement of Discharge of Indebtedness, Release of Claims and Agreement, dated as of May 22, 2003, by and among Graham C. Beachum II, Graham C. Beachum III, and Axtive Corporation.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 2, 2003	By:	/s/ GRAHAM C. BEACHUM II
Graham C. Beachum II, Individually

Exhibit Index

1	Acknowledgement of Discharge of Indebtedness, Release of Claims and Agreement, dated as of May 22, 2003, by and among Graham C. Beachum II, Graham C. Beachum III, and Axtive Corporation.